EXHIBIT 20


KOGER EQUITY, INC. ANNOUNCES
SALE OF ASSETS BY THE KOGER PARTNERSHIP, LTD.
AND SUBSTANTIAL REDUCTION OF KOGER EQUITY DEBT

JACKSONVILLE, FLORIDA, August 1, 1995 -- Koger Equity, Inc. (AMEX:KE) announced today the closing of the sale by The Koger Partnership, Ltd. (the "Partnership") of 90 office buildings and related land to entities which are wholly owned by a co-mingled pension trust fund for which Morgan Guaranty Trust Company of New York is the trustee and to which J. P. Morgan Investment Management Inc. is an advisor (the "Purchaser") for an aggregate gross cash sales price of approximately $152.5 million. This sale was pursuant to an agreement between the Purchaser and the Partnership previously announced on May 25, 1995. Following the sale, the Partnership continues to hold two properties which are under contract to be sold to the Purchaser upon the satisfaction of certain property-related conditions for an aggregate purchase price of $1.5 million. It is expected the Partnership will be able to meet such conditions.

Simultaneously with the sale by the Partnership of its properties, Koger Equity sold to the Purchaser three buildings and part of the related land located in or contiguous to office centers substantially owned by the Partnership for an aggregate gross purchase price of $25,260,000. Indebtedness of approximately $21 million on the three buildings was discharged. The Purchaser continues to hold an option to purchase two additional parcels of land in Miami, Florida, from Koger Equity.

Koger Equity (or its wholly-owned subsidiary, Southeast Properties Holding Corporation, Inc., which is the managing general partner of the Partnership) will receive approximately $45.3 million of the proceeds received by the Partnership upon the sale of its buildings (assuming the sale to the Purchaser of the two remaining buildings held by the Partnership is completed) in partial payment of an aggregate indebtedness owed by the Partnership to Koger Equity of approximately $68.3 million. As these sales will substantially liquidate the assets of the Partnership, it is expected that Koger Equity will thereafter receive no additional material payments with respect to the remaining debt owed it by the Partnership.



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Koger Equity expects to reduce debt during the current quarter by  approximately
$60 million, to $260 million, including the approximately $21 million debt reduction referred to above and the application of existing funds. The Company's debt to book capitalization ratio will improve from 53% to 48%. In connection with the above sales, a Koger Equity related entity has entered into a five-year management agreement to manage the properties purchased by the Purchaser.

Following the sale, Koger Equity continues to own 216 office buildings containing approximately 7.7 million net rentable square feet, located in 13 markets in the Southeast and Southwest.

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